UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period between November 26, 2003 to December 25, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __ Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes __ No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: December 31, 2003
	By:	/s/ Stuart Snyder
Stuart Snyder President & CEO

*Print the name and title of the signing officer under his signature.

Montreal, December 31, 2003

Securities and Exchange Commission 450 Fifth Street NW Washington, DC 20549

Attention:	Mr. Paul Dudek Office of International Corporate Finance

Re:	CINAR Corporation (the “Company”) Variable Multiple Voting Shares (Class “A”) Limited Voting Shares (Class “B”) and Report on Form 6-K

Dear Sir,

We are pleased to confirm the following: for the period between November 26, 2003 and December 25, 2003 CINAR has not granted any options to acquire Class “B” shares of the Company.

For the same period, no options to acquire Class “A” and Class “B” shares were exercised.

Also enclosed for filing, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended, is a copy of the Company’s Report on Form 6-K dated December 31, 2003 (the “Report”), electronically signed by an authorised person of the Company.

If you have any questions concerning the enclosed materials, please do not hesitate to call me at (514) 843-7070.

Yours truly,

/s/ Mark D. Chernin
Mark D. Chernin Vice-President, Business and Legal Affairs

/eja

Enclosures

cc:	Stuart C. Snyder, Richard Genest, Lucy Caterina/CINAR